EXHIBIT 4.7
STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (together with its annexes; hereinafter, the “Agreement”) dated December 21, 2007 is entered into by and between:
(i)	PETROBRAS ENERGÍA S.A., a company duly organized and existing under the laws of the Argentine Republic (hereinafter “PESA” or the “Seller” indistinctly); and
(ii)
PETROBRAS INTERNATIONAL BRASPETRO BV, a company duly organized and validly existing under the laws of the Netherlands (hereinafter “PIBBV” or the “Purchaser” indistinctly, and jointly with the Seller, the “Parties”).

WHEREAS:
(I)
The Seller is the true owner and sole beneficiary of every stock of “PETROBRAS DE VALORES INTERNACIONAL DE ESPAÑA, S.L.” (Sole Proprietorship), a limited liability company organized under the laws of the Kingdom of Spain, with domicile at Miguel Ángel 24, 3° interior izquierda, Madrid, Spain, registered in the Registry of Commerce of Madrid in Book 44, Folio 44, Page number M-272084 and with CIF (Fiscal Identification Code) number B82823907 (hereinafter, “PVIE”).

(II)
PVIE capital stock is represented by 782,053 equal, accumulative and indivisible stocks, €1 (One Euro) par value each, numbered from 1 to 782,053, both inclusive, completely subscribed and paid-in, with equal rights and obligations (hereinafter, the “Stocks”).

(III)	PVIE is the direct parent company of those companies herein mentioned under Annex A.
(IV)
The Seller desires to sell and transfer to the Purchaser and the Purchaser desires to purchase from the Seller approximately 40% (forty percent) of PVIE Stocks pursuant to the terms and conditions of the present Agreement.

(V)
Along with the execution of the present Agreement, the Parties hereto desire to agree upon (a) certain aspects related to the exercise of their political and economical rights in PVIE and its subsidiaries, (b) the setting of guidelines for the management and administration of PVIE and its subsidiaries, and (c) guidelines to transfer PVIE Stocks pursuant to the terms and conditions of the Shareholders Agreement attached hereto as Annex B.

NOW THEREFORE, in consideration of the aforementioned clauses and the mutual promises and agreements hereinafter set forth, the Parties hereto agree as follows:
SECTION 1. DEFINITIONS
1.1 Definitions. For interpretation purposes, in addition to the definitions herein included, the terms starting with a capital letter in the present Agreement shall convey the meanings provided in Annex 1.1.
1.2 Certain Issues related to Interpretation. Definitions herein contained are equally applied to the singular and plural forms of said terms as well as to their female, male or neutral gender. Terms in singular shall be considered to include the plural and viceversa. Also, terms used in one gender shall be considered to include the others, according to the context. Terms “herein”, “in the present”, “as per the present” and related terms shall be understood, unless otherwise specified, as related to this Agreement as a whole and not to a specific provision of it. The terms “include”, “including” and related terms shall be considered to be followed by the phrase “without limitation”. Every reference to a Section, Clause, paragraph and Annex is related to the Sections, Clauses, paragraphs and Annexes of the present Agreement, unless otherwise specified. The word “or” shall not be exclusive. Provisions shall be applied, if applicable, to future transactions and events. In order to avoid any doubt, the phrase “ordinary course of business” used in the present Agreement shall include those previous and normal activities of the Companies, those behaviours performed pursuant to the applicable regulations and the normal line of business of the Companies taking into account the political and economical conditions of the countries where they carry out their activities.

SECTION 2. PURCHASE OF STOCKS
2.1. Purchase of Stocks. (a) The Seller does hereby irrevocably and free of any encumbrance sell, assign and transfer to the Purchaser and the Purchaser firmly and irrevocably purchases and acquires from the Seller at the Purchase Price the following Stocks with the rights inherent to them: (i) 192,000 Stocks, €1 (One Euro) par value each, numbered from 288,001 to 480,000, both inclusive, completely subscribed and paid-in; and (ii) 120,821 Stocks, €1 (One Euro) par value each, numbered from 661,233 to 782,053, both inclusive, created due to a capital increase dated December 11, 2007 recorded in notarial instrument by the Notary Public of Madrid Mr. Ignacio Ramos Covarrubias, under protocol order number 6,687 (hereinafter, the “Deed of Capital Increase”), which Deed of Capital Increase was filed before the Registry of Commerce of Madrid but its registration is still pending. The Parties hereto agree or, as the case may be, mutually authorize themselves so that any of them may appear before a Spanish Notary Public to initiate a proceeding in the notarized document of the present Stock Purchase or official declaration stating that the Deed of Capital Increase was registered. Stocks abovementioned in (i) and (ii) shall be hereinafter referred to as “Transferred Stocks”.
(b) Along with, or as a consequence of the transfer of the Transferred Stocks, the Seller assigns and transfers to the Purchaser: (i) any and all rights of the Seller to capitalize 39.9999974% (thirty nine point nine nine nine nine nine seven four percent) of the additional paid-in capital paid to PVIE as at the Execution Date; (ii) 39.9999974% (thirty nine point nine nine nine nine nine seven four percent) of every right of the Seller to any cash dividend unpaid and declared by PVIE before the Execution Date (if necessary, PESA commits itself to notify PVIE in writing about said assignment); (iii) 39.9999974% (thirty nine point nine nine nine nine nine seven four percent) of every right of the Seller to receive new Stocks from PVIE corresponding to subscriptions offered by PVIE before the Execution Date that have not been subscribed up to that date; (iv) 39.9999974% (thirty nine point nine nine nine nine nine seven four percent) of every right of the Seller to subscribe new Stocks of PVIE after the Execution Date as a result of capitalizations of PESA credits with PVIE (if necessary, PESA commits itself to notify PVIE in writing about said assignment) or reservations or any other reason; and (v) 39.9999974% (thirty nine point nine nine nine nine nine seven four percent) of any other distribution declared by PVIE that has not been distributed as at the Execution Date.
2.2. Purchase Price. (a) The Purchase Price of Transferred Stocks as well as the other rights abovementioned in Clause 2.1(b), net and free of any withholding or Tax, fee and contribution that may encumber the purchase of Transferred Stocks, established as at September 30, 2007, is US$ 423,300,000 (American Dollars four hundred twenty three million and three hundred thousand), subject to any adjustment as provided in Annex 2.2 of the present Agreement (hereinafter, the “Purchase Price”).
(b) The Purchase price shall be increased by the amount of the interests that should be calculated to the Interest Rate Agreed over said amount for the period ranging as from September 30, 2007 (inclusive) and the Closing Date (exclusive).
(c) The Purchase Price that the Purchaser shall pay the Seller on the Payment Date of the Price through wire transfer to the account No. XXXXXXXX, ABA XXXXXXXXX, Swift CITIUS33, Beneficiary Petrobras Energía S.A. opened in Citibank New York or any other account that the Seller may indicate by writing to the Purchaser at least ten (10) working days in advance of the Payment Date of the Price. Any possible banking fee and expense related to the wire transfer and deposit of the Purchase Price to the Seller account shall be paid by the Purchaser.
(d) Except as stated in the abovementioned paragraph and what may be otherwise provided for in the present Agreement, every transaction cost, including transfer and registration taxes and related ones shall be paid by the Party incurring in the expense.
(e) Once the funds have been credited in the account abovementioned in Clause 2.2(c), the Seller will issue a receipt confirming that the Purchaser duly paid the Purchase Price.

SECTION 3. DECLARATIONS AND WARRANTIES OF THE SELLER.
As at the Execution Date, the Seller hereby declares and warrants the Purchaser the following:
3.1 Constitution and Effectiveness. (a) To the best knowledge and belief of the Seller, the Companies are duly organized, validly existing and in good standing under the laws of the corresponding places of constitution and registration. Also, they hold full corporate powers and authorization to own their assets or dispose of them and carry out their corresponding activities as they currently do. The Seller has given the Purchaser a true copy of the Companies Bylaws in force.
(b) The Seller is a company duly organized, validly existing and in good standing under the laws of the Argentine Republic, with full powers and authorization to own the Transferred Stocks pursuant to current Spanish regulations.
3.2 Authorization. (a) To the best knowledge and belief of the Seller, all corporate procedures and any other formalities to be carried out by the Seller have been duly and properly carried out, including but not limited to, every measure to be taken by the directors, shareholders or employees of the Seller so as to authorize the Seller to enter into and comply with this Agreement and transfer the Transferred Stocks.
(b) The Seller has full rights, powers and authorization to enter into the present Agreement and observe its obligations. The present Agreement has been duly executed by the Seller and constitutes a valid and binding obligation of the Seller under its terms and conditions.
3.3 No conflicts. To the best knowledge and belief of the Seller, neither the execution and delivery of the present Agreement nor the consummation of the transactions considered herein (i) shall result in the acceleration of, or in the right of any Party to accelerate, terminate, amend or cancel any material trust agreement, contract, lease agreement, sub-lease agreement, loan agreement, title or any other obligation or significant liability of the Companies or to which they are bound to or to which any of their assets are subject to, being necessary the other Party’s consent to avoid said acceleration if necessary; (ii) shall be in conflict with, shall result in the infringement of, or shall constitute any breach under any provision of the Bylaws (or other incorporation documents) or Shareholders agreement of the Seller or the Companies or a breach or infringement of any restriction, encumbrance, charge, trust agreement, contract, lease agreement, sub-lease agreement, loan agreement, title or any other obligation or significant liability of the Seller or Companies or to which they are bound to or to which any of their assets are subject to, and shall not result in the creation of any encumbrance or charge over said assets; or (iii) shall violate or infringe any judgment, court order, decree, rule or regulation of any court or governmental entity to which the Seller or the Companies are subject to and that, in the case of the abovementioned subsections (i), (ii) and (iii), it may have or may reasonably be expected to have Material Adverse Effects.
3.4 Ownership of Transferred Stocks. Subsidiaries. (a) The Seller is the direct and registered owner of the Transferred Stocks and has good, valid and marketable titles of the Transferred Stocks, which, to its best knowledge and belief, are free of any Encumbrance. To the best knowledge and belief of the Seller, once the transfer of the Transferred Stocks has been performed pursuant to the Spanish legislation and has been recorded in notarized document, the Purchaser shall acquire the valid and absolute title over the Transferred Stocks free of any Encumbrance.
(b) Except for PEP, PEV and CP31OIL, PVIE does not (x) own shares or other stocks of any artificial person or company and neither (y) has other direct subsidiary.
3.5 Capitalization. (a) The capital stock of PVIE consists of 782,053 Stocks. Every Stock is validly issued, subscribed and paid in and grants equal rights and obligations. Notwithstanding the aforementioned, the registration of the Deed of Capital Increase by which the Seller acquired 302,053 Stocks numbered from 480,001 to 782,053, both inclusive, is still pending in the Registry of Commerce of Madrid. On December 20, 2007, the Deed of Capital Increase has been filed in the Registry of Commerce of Madrid, and the filing entry has such date. There is no other type of stock in PVIE capital stock. There are no options or other rights to acquire additional Stocks or other type of stocks in PVIE capital pending or that otherwise grant its holder the right to acquire additional Stocks or other stocks and PVIE is not obliged to issue said options.

(b) PVIE is the beneficial and record owner of every share and/or other stocks of the capital stock of PEP (except for 300,010 registered shares that represent 0.21% of PEP capital stock owned by Petrobras Energía Internacional S.A.), PEV and CP31OIL (except for the minority participation of Petrobras Energía Ecuador). To the best knowledge and belief of the Seller, all said shares have been duly authorized, validly issued, completely paid-in (except for the case of CP31Oil which has US$10,000 (Dollars Ten thousand) pending to be paid in), they have not been issued violating any right of first refusal, preferential right, subscription right or related right. All said shares are not subject to additional payments.
(c) As at the Execution Date, the Companies do not have any of the following pending (i) increases or decreases of capital or capitalizations of non-refundable investments, (ii) subscription, issuance or redemption of Stocks or shares, (iii) amendment to Companies Bylaws, (iv) corporate merger, spin-off or transfer, and (v) other equally significant corporate measures besides the transfer of Transferred Stock to the Purchaser pursuant to the present Agreement that includes the rights mentioned in Clause 2.1(b).
3.6 Financial Statements. Financial statements of PVIE, PEP and PEV as at September 30, 2007 (hereinafter, the “Financial Statements”) are included in Annex 3.6. The Financial Statements: (i) are adjusted to the accounting books and records of the corresponding Companies; (ii) have been prepared in accordance with the corresponding effective GAAPs in each of the countries where the Companies are organized and registered (as the case may be) consistently with the policies and experience of the Companies; (iii) are true and correct, and reasonably reflect the assets and the economical and financial situation of the corresponding Companies as at their date; and (iv) that correspond to PVIE have been examined by independent auditors.
3.7 Insurance. To the best knowledge and belief of the Seller, the Companies have every insurance policy necessary to carry out their activities and cover their goods. To the best knowledge and belief of the Seller, all said policies are valid and in full force and effect according to their terms and have been taken out with acknowledged companies. To the best knowledge and belief of the Seller, no insurance policy has been denied to the Companies and no insurance policy has been cancelled to any of the Companies during the last five years.
3.8 Lawsuits. To the best knowledge and belief of the Seller, except as stated in Annex 3.8 and Annex 3.22(b) attached herein, there is no action, suit, proceeding, arbitration or investigation pending or currently threatened against: (i) the Companies or the assets, properties or activities of the Companies that may have a Material Adverse Effect; or (ii) the Seller and the ownership of Stocks. To the best knowledge and belief of the Seller, there is no court order, judgment or decree currently in force against the Companies or the Seller in relation to the management of the Companies that may have a Material Adverse Effect.
3.9 Authorizations and Permits. To the best knowledge and belief of the Seller, the Companies own or have under their name every authorization and permit necessary to use the term “Petrobras” in their company name, trademarks, logotypes or other intellectual and industrial property rights related to said term or to phrases that include it. They own or lease, manage and use their assets and goods and carry out their activities as they are currently doing, except for the authorizations and permits, the absence of which is not susceptible to have a Material Adverse Effect. To the best knowledge and belief of the Seller, the Companies do not violate or infringe any authorization or permit that may reasonably have, individually or as a whole, a Material Adverse Effect or that may significantly interfere with the performance of the transactions herein mentioned.
3.10 Taxes. (a) Except as stated in Annex 3.10, to the best knowledge and belief of the Seller, the Companies have paid before the due date or have definitely cancelled every exigible and payable Tax or that shall become exigible or payable corresponding to every period up to the Execution Date inclusive. To the best knowledge and belief of the Seller, the Companies have duly and timely filed every declaration, report and form required to have been filed by it in relation to any Company Tax for every period up to the Execution Date inclusive, except for the case in which the lack of filing does not have a Material Adverse Effect. To the best knowledge and belief of the Seller, the Companies do not have any pending payment obligation and/or filing of declarations, reports and forms that need to be filed in relation to any Company Tax for every period up to the Execution Date inclusive that may have a Material Adverse Effect.

(b) The term “Tax” means any of the Taxes and “Taxes” means every tax, fee, charge, imposition, contribution, rights or rates of any type, together with the surcharges or additional amounts, interests and penalties related to them that may be applied by the national, provincial or municipal government or by any foreign government entitled to do so.
3.11 Intermediaries. The Seller has not hired any intermediary in connection with the transactions herein considered and it is not obliged and has not agreed to pay any intermediation commission or any similar remuneration.
3.12 Absence of Certain Transactions. To the best knowledge and belief of the Seller, except for the information included in Annex 3.12, as from September 30, 2007 to the Execution Date, the Companies have been pursuing their ordinary course of business and they have not:
(i)	experienced any Material Adverse Effect;
(ii)	declared, reserved or paid any dividend related to outstanding shares or Stocks, except for the payment of a dividend amounting to US$ 10,783,447.29 made by PEP on December 3, 2001;
(iii)	experienced or received threats of strikes, labour conflicts, work to rule or labour stoppage (except for those of national or regional impact) that may derive in a Material Adverse Effect;
(iv)	substantially revaluated any of its material assets;
(v)	taken up any money loans, or sold or issued debt securities, except in the ordinary course of business;
(vi)
cancelled or pre-cancelled any liabilities or obligations, nor remitted or paid debts or claims, or waived rights or claims in their favour, except in the ordinary course of business, except for the cancellation by PEV of a loan agreement with World Fund Financial Services on October 29, 2007 amounting to US$ 202,191,548.07 including the amount of US$ 1,614,170 for interest accrued as of October 29, 2007;

(vii)	made payments or granted money loans to third parties or entities, except in the ordinary course of business;
(viii)	licensed, sold, transferred, pledged, modified, communicated to the general public, alienated or allowed any intellectual property right to expire;
(ix)	allowed any of their property or material assets valued over US$ 100,000 be subject to any significant Encumbrance;
(x)	sold, transferred or leased (as lessor) any material assets;
(xi)	made any change in the accounting methods, policies, practices or principles, except pursuant to GAAP’s applicable to each of the Companies (as the case may be);
(xii)	modified, renegotiated or terminated (except for performance) any material agreement;
(xiii)	waived, or lost because of their fault, any tax or promotional benefit they were entitled to, and that might give rise to a Material Adverse Effect; or
(xiv)	agreed upon in writing to perform any of the acts described in this Clause 3.12.
3.13 Governmental Authorizations. Except as stated in Annex 3.13 hereto, to the best knowledge and belief of the Seller, no consent, approval, authorization, order, presentation, registration or permit is required from any court, governmental authority of the Argentine Republic, the Kingdom of Spain, the Republic of Peru, the Republic of Ecuador or the Bolivarian Republic of Venezuela or from any other third party, in relation to the execution and delivery of this Agreement by the Seller, or for performance by Seller of transactions herein considered.

3.14 Ownership of Companies’ Assets; Non-existence of Encumbrances. (a) Except as stated in Annex 3.14(a) hereto, by virtue of a lease or license the Companies hold legal title to, or valid and binding right to, all their assets, free from Encumbrances, claims, charges and security interest.
(b) The Companies hold legal title of, or valid and binding interest in every real property and personal property used by the respective Companies to conduct their business.
3.15 Oil Contracts. (a) Annex 3.15(a) indicates (i) all Hydrocarbon Concessions and Exploration Permits included in the Oil and Gas Assets, (ii) all contracts included in the Oil and Gas Assets related to the payment of Hydrocarbon royalties, areas of common interest, locations, bonuses, use, sale and commercialization, and (iii) all contracts included in the Oil and Gas Assets related to Hydrocarbons processing and transportation (the items in above subsections (i) to (iii) hereinafter jointly referred to as “Oil Contracts”). Except as stated in Annex 3.15(b), neither of the Companies have received any written notice whatsoever regarding the violation of any Hydrocarbon Concession, except for violations not likely to result, either individually or jointly, in a civil action, fine, penalty or loss in excess of US$ 5,000,000 (United States Dollars five million), or in any criminal charge, liability or sanction.
(b) Except as stated in Annex 3.15(b), (x) the Oil Contracts have been executed fully in accordance with the interpretation of the effective legislation at the time of their execution, and to the best knowledge and belief of the Seller, no official declaration has been known to object the Oil Contracts in their validity and binding effect for each of the Companies party to said agreements, which are in full force and effect, (y) as regards each Oil Contract, neither Company party to them, or to the best knowledge and belief of the Seller, no other person that is party to any Oil Contract is in violation or non-compliance under it, and (z) there has been no event that, through serving of a notice or by mere lapse of time, or both, might become a violation or non-compliance under any Oil Contract by any of the Companies party to said Oil Contracts, or, to the best knowledge and belief of the Seller, by any other person party to an Oil Contract.
3.16 Books and Records. To the best knowledge and belief of the Seller, the books and records of the Companies are kept pursuant to the pertinent GAAP’s applicable to each of them according to their country of constitution or registration, and in consistency with prudent and reasonable commercial practices; they are accurate and true in all their material aspects and reflect the transactions, assets and liabilities of the respective Companies with reasonable degree of detail.
3.17 Powers of Attorney. No powers of attorney have been issued by the Companies and are currently effective except as indicated in Annex 3.17.
3.18 Non-disclosed Liabilities. To the best knowledge and belief of the Seller, at the Execution Date, the Companies hold no liability of any nature (whether accrued, absolute, fixed, contingent, liquidated, not liquidated or of any other type; whether due or to be due, whose disclosure in the balance sheets of the Companies is required or not by the pertinent applicable GAAPs) except for (i) liabilities reflected in the Financial Statements, or for which provisions have been made, (ii) liabilities or obligations reported in Annex 3.18 attached hereto and forming an integral part hereof, and in the remaining annexes to this Agreement, or (iii) liabilities or obligations reported in this Agreement, or (iv) liabilities or obligations not deriving in Material Adverse Effects.
3.19 Restrictions to the Companies’ Activities. To the best knowledge and belief of the Seller, except as set forth in Annex 3.19, there is no agreement, decision, judgement, court order or decree binding for the Companies, having -or being susceptible to have- the effect of prohibiting or affecting any commercial practice of the Companies, the acquisition of goods by the Companies, or their conducting of the Companies’ business as they are currently doing.

3.20 Environmental Matters. To the best knowledge and belief of the Seller, except as set forth in Annex 3.8, Annex 3.18, and Annex 3.20(a) or except for those matters that, either individually or jointly, are not susceptible to have a Material Adverse Effect, (a) to the best knowledge and belief of the Seller, the Companies own and operate their assets essentially complying with all Environmental Laws and Regulations; (b) there is no environmental claim pending by any competent authority, or threatened to be filed against the Companies, to the best knowledge and belief of the Seller, and the Companies have not received any written notice of their supposed, actual or potential liability for, or any inquiry or investigation related to, any supposed violation or non-compliance with any Environmental Law; (c) except as allowed by, or whenever it could not result in any liability under any Environmental Law, to the best knowledge and belief of the Seller, there is no underground storage tank located in any premise owned, leased or operated by the Companies; and (d) there has not occurred any release, to the best knowledge and belief of the Seller, by the Companies, or by any other party, on, in or within any premise subject matter of the Oil Contracts, in such quantities or degrees that may require repair, or their pertinent report pursuant to any Environmental Law, regarding which the Companies could be held responsible for or punished pursuant to the Environmental Laws. All written reports drafted in relation to any environmental research, study, audit or assessment as regards the Oil and Gas Assets made by the Seller or the Companies or on their behalf, or which otherwise are in possession of the Seller or the Companies have been placed at the Purchaser’s disposal and are listed in Annex 3.20(b) (the “Environmental Reports”).
3.21 Right of First Refusal. To the best knowledge and belief of the Seller, there is no Right of First Refusal.
3.22 Labour Matters. (a) In Annex 3.22(a) the name, hiring date and position of each regular full time or part time employee of each Company is indicated as of the Execution Date; the same data are provided for any employee of the Companies who is on authorized leave and who has the right to resume working (hereinafter, the “Employees”), as well as the organizational charts of the respective Companies.
(b) The Companies keep the pertinent records as regards the employment and employment background of each Employee pursuant to the applicable legislation in this matter. If it is relevant for each Employee, each file contains documents such as bonuses, commissions, benefits, prior requirements, bonuses accrued, sick leaves accrued, compensations for dismissal accrued, retirement benefits accrued, holiday leaves accrued and any lawsuit that may involve said Employee and the respective Company pursuant to applicable laws as the case may be. The Companies comply with their obligations as regards personal data protection, pursuant to applicable laws as the case may be.
(c) Except as stated in Annex 3.22(c) attached hereto, there are no (i) pending strikes, lawsuits, work to rule, representation campaigns or stoppages as regards the employees of any of the Companies, or, to the best knowledge and belief of the Seller, threatened against or affecting any of the Companies, (ii) claim or arbitration proceedings deriving from collective bargaining agreements where the Companies are a party to (besides informal claims), (iii) pending or threatened claims for disloyal practices in trade union affairs, to the best knowledge and belief of the Seller, against any of the Companies, or (iv) collective bargaining agreements or other agreements with trade unions applicable to employees of any of the Companies, and there are no activities or procedures by any trade union to organize such employees.
3.23 Royalties and Fees. Except as stated in Annex 3.23, as of the Execution Date (a) all statements to be submitted by each of the Companies, or by the operator, to the best knowledge and belief of the Seller, in relation to Royalties and Fees regarding the Hydrocarbon Concessions and Exploration Permits on or before the Execution Date, have been duly submitted before the pertinent authorities; (b) to the best knowledge and belief of the Seller, said statements are true, complete and accurate for the periods they cover; (c) all Royalties, fees and income accrued before the Execution Date and payable by any of the Companies before said date regarding the Hydrocarbon Concessions and Exploration Permits have been fully paid and cancelled; and (d) no amount is owed as royalties, fees, interest, fines or penalties that might have a Material Adverse Effect.
3.24 Bank Accounts. Annex 3.24 herein contains a list detailing the names and addresses of each of the banks where the Companies hold bank accounts and/or safety boxes, and the number of such accounts and safety boxes.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser hereby declares and warrants the Seller as follows:
4.1 Constitution and Effectiveness. The Purchaser is a company duly organized, validly existing and in good standing under the laws of the Kingdom of the Netherlands. It holds full power and authorization to enter into this Contract, to conduct its usual business, to be the owner of the assets owned by the Purchaser, to perform the transactions hereby considered, and to fulfil its obligations hereunder.
4.2 Authorization. All corporate procedures and any other formalities to be carried out by the Purchaser have been duly and properly carried out, including but not limited to, every measure to be taken by the directors or shareholders of the Purchaser so as to authorize it to enter into and comply with this Agreement. The present Agreement has been duly executed by the Purchaser and constitutes a valid, binding and enforceable obligation of the Purchaser under its terms and conditions.
4.3 Performance. Under no circumstances shall the execution and delivery of this Agreement and the performance of the transactions hereby considered:
(a) result in the violation of any of the terms and conditions of, or constitute non-compliance with or violation of, as the case may be: (i) the Articles of Incorporation or the Bylaws of the Purchaser, or (ii) any contract, mortgage, security, bonus, trust agreement, license, guarantee or any other document or commitment, either oral or written, through which the Purchaser or any of its parent companies are bound, or through which any of its properties or assets can be affected; or
(b) violate any rule, regulation, judgement, court order or decree issued by any court, administrative entity or governmental organization.
4.4 Lawsuits. To the best knowledge and belief of the Purchaser, there is no action, suit, proceeding, arbitration or investigation pending or threatened objecting to the effectiveness of this Agreement, or any measure adopted or to be adopted in relation to this Agreement or to the performance of transactions herein considered.
4.5 Intermediaries. The Purchaser has not hired any intermediary in connection with the transactions herein considered, and is not obliged and has not agreed to pay, any intermediation or brokerage commission, or any similar remuneration.
4.6 Governmental Authorizations. Except as indicated in Annex 4.6 hereto, to the best knowledge and belief of the Purchaser, no consent, approval, authorization, order, presentation, registration or permit is required from or before any court, governmental authority or any other third party, in relation to the execution and delivery of this Agreement by the Purchaser, or for performance by the Purchaser of transactions herein considered.
4.7 Financial Capacity. The Purchaser holds sufficient unrestricted funds to pay for the Purchase Price and make any other payment that must be made pursuant to this Agreement, and will not be prevented from making any payment hereunder.
SECTION 5. CLOSING DATE AND DOCUMENTS
5.1 Closing Date and Place. The assignment and transfer of the Transferred Stocks hereby considered (hereinafter, the “Closing”) takes place in Madrid at the office of the Notary Public Mr. Ignacio Ramos Covarrubias, simultaneously with the execution of this Agreement and its notarization in Spain.
5.2 Documentation of the Seller. The Seller hereby performs the following acts:
(i) Delivers to the Purchaser the copies of duly notarized corporate resolutions of the Seller duly authorizing the execution, delivery and performance of this Agreement and the transactions herein considered.

(ii) Signs and serves notice upon PVIE of the sale and transfer of the Transferred Stocks in favour of the Purchaser, so that PVIE records such transfer in the Registry Book of Partners.
(iii) Signs and delivers the Shareholders Agreement.
5.3 Obligations of the Purchaser. (a) The Purchaser hereby executes and delivers the Shareholders Agreement.
(b) Payment of the Purchase Price pursuant to Clause 2.2 hereof shall be made within a thirty-day (30-day) term of the Closing (hereinafter, the “Payment Date of the Price”).
SECTION 6. INDEMNIFICATION
6.1 Indemnification by the Seller.
6.1.1 Subject to the limits established in Clause 6 herein, the Seller agrees to indemnify, defend and hold the Purchaser and each one of the shareholders, Affiliates, officers, directors, employees, agents, successors and assignees of the Purchaser (the Purchaser and the aforementioned persons hereinafter jointly referred to as the “Indemnified Persons of the Purchaser”) harmless from and against any and all third party claims, lawsuits, trials, losses, damages, payments, sanctions or omissions (including interest, sanctions, costs of preparation and investigation and reasonable attorney’s fees) (hereinafter jointly referred to as “Losses”) incurred or suffered by the Indemnified Persons, due to: (a) any inaccuracy in the Seller’s declaration included herein; (b) the violation of any Seller’s warranty stated herein; and (c) non-compliance with any commitment, agreement or any other obligation of the Seller pursuant to this Agreement.
6.1.2 The maximum amount that the Purchaser will be entitled to receive pursuant to this Clause 6 shall be equal to twenty percent (20%) of the Purchase Price.
6.1.3 Unless otherwise provided for in this Agreement, the liability of the Seller for claims deriving from violations to representations, warranties, agreements, commitments and obligations shall lapse within a 5 (five) year term counted as from the Execution Date; upon the expiration of such term, the possibility to file claims against the Seller shall be extinguished and rendered ineffective.
6.2 Indemnification by the Purchaser.
6.2.1 Subject to the restrictions established in Clause 6 herein, the Purchaser agrees to indemnify, defend and hold the Seller and each one of the shareholders, Affiliates, officers, directors, employees, agents, successors and assignees of the Seller (the Seller and the aforementioned persons hereinafter jointly referred to as the “Indemnified Persons of the Seller”) harmless from and against any and all Losses incurred or suffered by the Indemnified Persons of the Seller, due to: (a) any inaccuracy in the Purchaser’s declarations included herein; (b) the violation of any Purchaser’s warranty stated herein; and (c) non-compliance with any commitment, agreement or any other obligation of the Purchaser pursuant to this Agreement.
6.2.2 The maximum amount that the Seller will be entitled to receive pursuant to this Clause 6 shall be equal to twenty percent (20%) of the Purchase Price.
6.2.3 Unless otherwise provided for in this Agreement, the liability of the Purchaser for claims deriving from violations to representations, warranties, agreements, commitments and indemnifying obligations of the Purchaser shall lapse within a 2 (two) year term counted as from the Execution Date; upon the expiration of such term, the possibility to file claims against the Purchaser shall be extinguished and rendered ineffective.
6.3 Notice and Opportunity for Defence. If any event takes place and, as determined by any of the Parties hereto, is a true, indemnifiable event pursuant to Clauses 6.1 or 6.2 herein, the Party seeking to obtain indemnification (the “Indemnified Party”) must immediately notify so to the Party obliged to provide indemnification (the “Indemnifying Party”). If said event involves (a) a claim, or (b) the filing of any action or proceeding by any third party, the Indemnified Party shall serve written notice upon the Indemnifying Party of said claim or the filing of said action or proceeding within fifteen (15) days from the date on which the Indemnified Party acknowledges such event; notwithstanding the above, it is hereby established that the delay in notification or the absence of notification to the Indemnifying Party shall solely release the Indemnifying Party from its obligations if the latter is eventually damaged by said delay or omission. The Indemnifying Party shall have a thirty (30) day term to reply. If within such 30-day term, the Indemnifying Party accepts the liability, then, the Indemnifying Party shall be obliged to settle or defend said matter, at its own expense and through lawyers chosen by the Indemnifying Party and reasonably satisfactory for the Indemnified Party, and the Indemnifying Party shall provide the Indemnified Party the guarantees that the Indemnified Party may reasonably require in order to ensure that the Indemnifying Party shall assume and be in charge of full liability for such matter. If the Indemnifying Party answers within such thirty (30)-day term and rejects the liability for such matter, either in whole or in part, or does not answer, the Indemnified Party shall be free to file, notwithstanding any of its rights herein, any remedies that the Indemnified Party may have available by virtue of the applicable legislation, at the expense of the Indemnifying Party. The Indemnified Party hereby agrees to fully collaborate with the Indemnifying Party and its legal advisors in the defence of the determined liability. In any case, the Indemnified Party shall have the right to participate in the defence of the determined liability, as a non-controlling company and at its own expense. Any settlement regarding the determined liability by the Indemnifying Party shall require the prior written consent of the Indemnified Party, and until such consent is obtained, the Indemnifying Party shall continue with the defence of the determined liability. Nevertheless, if the Indemnified Party refuses to give its consent to a settlement offer in good faith that the Indemnifying Party wishes to accept, the Indemnified Party may continue with the proceedings of such matter, with no participation of the Indemnifying Party, at the sole expense of the Indemnified Party. In that case, the obligation of the Indemnifying Party to the Indemnified Party shall be the lower of (i) the amount of the settlement offer that the Indemnified Party refused to accept plus the costs and expenses of the Indemnified Party prior to the date on which the Indemnifying Party notifies the Indemnified Party of the settlement offer, and (ii) the actual amount that the Indemnified Party is obliged to pay for having decided to continue with proceedings for said issue. The Indemnifying Party shall have the right to recover from the Indemnified Party any additional expenses incurred by the Indemnifying Party as a result of the Indemnified Party decision to continue with proceedings for said issue.
6.4 Reduction on account of Insurance or Third-party Payments. The amount that the Indemnifying Party is obliged to pay to, by or on behalf of the Indemnified Party pursuant to this Clause 6 will be reduced (including, but not limited to, retroactive effects) by the amount of any proceeds from insurance, or from any funds received from a third party, effectively recovered by or on behalf of the Indemnified Party and reducing the related indemnifiable loss (the “Indemnifiable Loss”). The amounts to be paid, so reduced, shall be hereinafter referred to as “Indemnification Payment”. If the Indemnified Party had received, or if the Indemnifying Party had paid on its behalf, an Indemnification Payment related to an Indemnifiable Loss, and later received, directly or indirectly, the proceeds of any insurance or any funds from a third party (duplicating the Indemnification Payment either in whole or in part) as regards said Indemnifiable Loss, the Indemnified Party must immediately pay the Indemnifying Party the amount of such insurance proceeds, or of the funds received from a third party, or, if it were lower, the amount of the Indemnification Payment. The Parties hereto do hereby agree that the preceding statement shall not affect the subrogation rights of any insurance company making payments pursuant to this agreement.
6.5. Waiver. The Parties hereto do hereby expressly waive the right to invoke the legal regime provided for in section 1532 of the Spanish Civil Code related to sales of assets, applying instead the terms and conditions herein, and particularly, the indemnification procedure hereby established in this Section 6.
SECTION 7 — EVENTUAL COMPENSATION FOR FINDING
7.1. The Parties hereto do hereby acknowledge and declare that PEP, as partner of the Joint Operation Agreement of Block 57, is conducting exploration activities to find commercially exploitable Hydrocarbons, on a certain portion of Block 57 called “Prospecto Kinterori; Kinterori Prospect”.
7.2. No commercially exploitable Hydrocarbons have been found to date as a result of the exploration jobs in “Kinterori Prospect”.

7.3. In the event Hydrocarbons are found in “Kinterori Prospect”, the Parties hereto do hereby agree to negotiate in good faith and according to the principle of “arm’s length transaction”, a compensation amount in favour of the Seller reflecting the value of said find in market conditions, or, alternatively, the non-participation of the Purchaser in “Kinterori Prospect” and its pertinent compensation. Said negotiation and agreement may occur at any time, but restricted to the maximum term of 180 (one hundred and eighty) days counted from the declaration of marketability of said finding before the application authority of the Republic of Peru.
SECTION 8. GENERAL PROVISIONS
8.1 Expenses. Except for what this Agreement sets forth on the contrary and with the exception that one Party that does not breach the present Agreement shall be entitled to claim from the breaching Party all costs and expenses arisen from such breach (including but not limited to all legal costs and expenses), each Party shall pay its own costs and expenses incurred or the ones to be incurred during negotiation, closing and execution of the present Agreement. The costs and expenses arisen from notarizing the present Agreement shall be afforded in equal parts.
8.2 Notices. (a) All notices, requests, demands and other communications given pursuant to this Agreement (jointly the “Notices”) shall be in writing and by fax and immediately delivered either personally or by mail, return receipt requested and postage prepaid, as follows:
To Seller, to:
Petrobras Energía S.A.
Maipú 1,
C1084ABA Ciudad de Buenos Aires
Argentine Republic
Mr. Carlos Fontes
To Purchaser, to:
Petrobras International Braspetro BV
Prins Bernardplein 200
JB 1097 Amsterdam
The Netherlands
Mr. Cláudio Castejon / Marcos Antonio Zacarias
(b) All Notices shall be deemed given when duly received in case of delivery by fax (with return receipt) during working hours in the office of recipient, or by personal delivery or ten days after being sent by mail, addressed as per provided in Clauses 8.2(a) herein, as the case may be. As from the date of the present, each Party shall notify the other by fax and mail any change in domicile or person to which the notice shall be served as per Clause 8.2.
8.3 Counterparts. This Agreement is executed in two (2) counterparts, each of which shall be deemed an original and together shall constitute one and the same instrument. Moreover, they shall be valid only if signed by the Purchaser and Seller, except for the Annexes hereunder, which shall be valid when bearing the initials of Mr. Gustavo Amaral or Mr. Michael Ditchfield on behalf of the Seller and Mr. Marcos Antonio Zacarias or Mr. Alvaro Bahia on behalf of the Purchaser.
8.4 Entire Agreement. The present Agreement and Annexes hereto constitute a full and entire agreement among the Parties with regard to the transactions hereof, and replace all negotiations, declarations, statements, commitments, offers and agreements, whether written or oral, existing between the Parties before the Execution Date. No waiver, modification or change whatsoever in any provision of the present Agreement or Annexes shall be valid if it is not in writing and duly signed by the Purchaser and/or authorized assignees and/or successors and the Seller and/or authorized assignees and/or successors.
8.5 Headings. The titles of the present Agreement and Annexes are only a reference and shall not alter the meaning or interpretation of the present Agreement.

8.6 Agreement Assignment and Modification. The present Agreement shall be binding for the corresponding successors and assignees of the Parties hereto. The present Agreement cannot be assigned, due to rule of law or any other reason, without previous written consent of the other Party, unless the assignee were an Affiliate, subsidiary or parent company of the assigning Party. The present Agreement can only be modified with the written consent of the Parties hereto and it shall be duly signed by an authorized representative of each Party.
8.7 Governing Law. Jurisdiction. (a) The present Agreement, its interpretation, validity and the rights and obligations arising hereof shall be governed and interpreted in accordance with the laws of Spain.
(b) Controversies or claims (hereinafter, “Controversy”) of any kind and nature arising from or related to the present Agreement shall be solved in one of the following ways:
(i) By mutual consent of the Purchaser and Seller involved in the Controversy expressed by a letter signed by the Parties hereof, through which the Seller’s president or executive officer it may assign and the Purchaser’s president or executive officer it may assign shall negotiate in person to reach a solution for the Controversy. If the assigned executives cannot solve the Controversy within twenty (20) days from their initial negotiation, they shall bind themselves to hold a personal meeting in a place to be agreed for two (2) complete days in order to negotiate a solution for the Controversy. Only in case they cannot reach a solution as per provided for in this subsection, the Controversy shall be solved according to Clause 8.7(ii) hereunder. The letter with the mutual consent to negotiate may establish rules, procedures, terms and other issues agreed upon by the Parties.
(ii) If the Parties fail to solve the Controversy according to above subsection (i), the Controversy shall be subject to arbitration in law pursuant to the arbitration rules of the International Chamber of Commerce and its decision shall be communicated in writing. All decisions of the Arbitration Court shall be definitive and not open to appeal. The arbitration shall be carried out in Madrid, Spain, unless the Parties by mutual consent agree on other place in Spanish language. The Arbitration Court shall be composed by three arbitrators appointed according to the applicable arbitration rules. All proceedings that may exist between the Parties can be gathered in one arbitration proceeding. Arbitrators cannot decide ex aequo et bono on any controversy filed before them. They shall apply in all cases the terms and conditions of the Agreement, and then the Spanish law. All resolutions of the arbitration court related to any claim, dispute or difference related to or originated in the present Agreement, whether matter of law or fact, shall be binding for the Parties only in relation to the same arbitration proceeding. Therefore, the Parties cannot oppose any resolution contained in such arbitrament in any other arbitration or judicial proceeding for a purpose different than the execution of such arbitrament. The Parties bind themselves to recognize the arbitrament of the selected arbitration court as final and binding and, therefore, they are committed to comply in good faith with what was decided in such arbitrament. The Parties waive to any right to appeal before any legal court that would be competent to solve the Controversy unless the previous paragraphs did not specify otherwise. However, the Parties may request the intervention of competent courts of any jurisdiction to enforce the resolutions of the Arbitration Court.
8.8 Payment Currency. Unless otherwise specified in this Agreement, the payment of the Purchase Price as well as any other amount to be paid by the Purchaser to the Seller pursuant to this Agreement shall be performed free of any expense, banking commission and tax to bank transferences, in American Dollars immediately available and in New York City, United States of America. No payment shall be cancelled until the Seller receives the payment amount in American Dollars of free availability in New York City. All the expenses and taxes related to the payment mechanisms provided in this Clause shall be paid by the Party that is responsible for the payment.
8.9 Further Provisions. Each Party agrees to execute and grant -or to order to execute and grant- the other instruments at the date of the present or afterwards. They also agree to take the necessary measures to transfer the Transferred Stocks, to perform all payments to Seller as per the terms herein set forth, and to perform the transactions herein considered in order to carry out the provisions and subject matter of the Agreement. Moreover, the Seller agrees to give the deeds and/or notarial instruments that prove that the Seller owns the Stocks being transferred through this Agreement to the Spanish Notary Public appointed by the Parties to register the transfer of the Transferred Stocks in such notarial instruments.

8.10 Severability. Should any provision in this Agreement be declared invalid or unenforceable by any competent court, such provision shall not affect the remaining provisions hereby or render them invalid, inapplicable or unenforceable. The Parties hereto agree to make their best effort in order to replace any provision of this Agreement that may be rendered invalid or inapplicable with a valid and executable one that would comply in the greatest possible degree with the objectives considered by the Parties when including the invalid or unenforceable provision.
8.11 Inclusion of Annexes. The Annexes of the present are included in this Agreement and shall be deemed part of the present as if their complete text would be contained herein. The references herein to “this Agreement” and the terms “in the present”, “herein” and related terms shall refer to this Agreement (including the Annexes as a whole). Should there be a conflict among the provisions of this Agreement and any of such Annexes, the provisions of this Agreement shall prevail.
[EXECUTION PAGE BELOW]

IN WITNESS WHEREOF, the Seller and Purchaser have duly executed and delivered this Agreement on the date abovementioned.

PETROBRAS ENERGÍA S.A. Seller
By:	/s/ Claudio Norberto Vazquez
	Name:	Claudio Norberto Vazquez
Position: Attorney

PETROBRAS INTERNATIONAL BRASPETRO BV, Purchaser
By:	/s/ Juan Pablo Migallón Agulló
	Name:	Juan Pablo Migallón Agulló
Position: Attorney

ANNEX A
DIRECT SUBSIDIARIES OF PVIE
1.	PERU
PVIE owns 144,700,990 registered shares, US$1 par value each and one vote per share, totally subscribed and paid in, representing 99.79% of common stock and PEP votes.
2.	VENEZUELA
PVIE owns 96,807,204 registered common shares, Bs.284.80 par value each and one vote per share, totally subscribed and paid in, representing 100% of common stock and PEV votes.
3.	ECUADOR
PVIE owns 99,999 registered common shares, US$1 par value each and one vote per share, totally subscribed and paid in, representing 99,999% of common stock and CP31Oil votes.

ANNEX B
SHAREHOLDERS AGREEMENT FORM

ANNEX 1.1
DEFINITIONS
For interpretation purposes, the following terms starting with a capital letter in the present Agreement shall convey the following meanings.
1) “Affiliate” means, regarding any person, any other company or artificial person that directly or indirectly controls, is controlled by or is under a common control with such person. To the purpose of this definition “control”, when used in connection with any specific person, means the authority to manage the administration and policies of such person, directly or indirectly, whether by owning securities and/or voting stocks, by contract or by some other way.
2) “Agreed Interest Rate” means the monthly capitalized interest at an annual rate equal to the interbank rates offered by the British Bankers’ Association (“BBA”) for deposits in American Dollars for (1) month that is published in the screen of Telerate Service (nowadays page 3750) or, if not available, in the corresponding pages of any other service (such as Reuters Service or Bloomberg Financial Markets Service) in which there appear the BBA rates; effective the first Working Day before the payment date.
3) “Agreement” has the meaning provided in the introductory paragraph of the Agreement.
4) “Argentina” means Argentine Republic.
5) “Closing” conveys the meaning provided in Clause 5.1 of the Agreement.
6) “Companies” means, jointly or indistinctly PVIE, PEP, PEV and CP31OIL.
7) “Controversy” has the meaning provided in Clause 8.7(b).
8) “CP31OIL” means Compañía Petrolera 31 Oil S.A, a company duly organized under the laws of the Republic of Ecuador, with legal domicile at Av. Amazonas N39-123 and Arízaga, Amazonas Plaza Building, Quito, Republic of Ecuador.
9) “Dangerous Substances” means harmful or toxic dangerous substances, oil fields waste (including waste water and carbon dioxide), radioactive material, chlorides, asbestos, polychlorinated biphenyls, pollutants and dangerous materials, including all substances, materials and waste regulated by Environmental Laws.
10) “Deed of Capital Increase” has the meaning provided in Clause 2.1(a).
11) “Employees” has the meaning provided in Clause 3.22(a).
12) “Encumbrance” means any encumbrance (arisen from law or otherwise), mortgage, trust instrument, pledge, transfer, charge, guarantee property right, first refusal, easement, restrictive commitment, right of first refusal, preemptive right, usurpation, conditional sale or other ownership holding contract, rights or obligations due to earned interests, net profit, royalties, joint venture, whether voluntary or due to the rule of law.
13) “Environmental Laws” means the applicable laws related to human health protection from exposure to Dangerous Substances or related to environmental protection (including any applicable law as regards generation, use, storage, treatment, disposal, release, release threat, discharge or leakage of Dangerous Substances to interior or exterior environment).
14) “Environmental Reports” has the meaning provided in Clause 3.20.
15) “Environmental Situation” means the environmental situation of Oil and Gas Assets or whatsoever good affected by the Companies, whether they are property of the Companies or of third parties.
16) “Execution Date” means the date in which the Agreement is signed.
17) “Exploration Permits” means the rights ruled by applicable laws and regulations pursuant to which the Companies (except for PVIE) are entitled to explore, drill, perform seismic works and any other works in order to discover Hydrocarbons specified in Annex 3.15(a).
18) “€” or “Euros” means Euro or any other currency that can replace the Euro as legal currency of the European Economic Community.

19) “Financial Statements” has the meaning provided in Clause 3.6 of the present Agreement.
20) “GAAP” means the generally accepted accounting principles as applied in the corresponding country in which Companies have to perform and present their financial statements.
21) “Hydrocarbon Concessions” refers to the rights regulated by applicable laws and rules, pursuant to which the Companies (other than PVIE) are entitled to explore, drill, recover, produce, develop, remove and use the Hydrocarbons specified in Annex 3.15(a).
22) “Hydrocarbons” means oil, natural gas and all related hydrocarbons (including liquid hydrocarbons), as well as any other substance, whether liquid, solid or gaseous, hydrocarbon or not, produced in combination with oil, natural gas or related hydrocarbons with the scope granted by the Hydrocarbons Concessions.
23) “Indemnifiable Loss” has the meaning provided in Clause 6.4.
24) “Indemnification Payment” has the meaning provided in Clause 6.4.
25) “Indemnified Party” has the meaning provided in Clause 6.3.
26) “Indemnified Persons of the Purchaser” has the meaning provided in Clause 6.1.1.
27) “Indemnified Persons of the Seller” has the meaning provided in Clause 6.2.1.
28) “Indemnifying Party” has the meaning provided in Clause 6.3.
29) “LIBOR” means the annual rate offered for deposits in Dollars for a term of six months that is published in the Telerate Service (Screen 3750) or, if not available, in Reuters (LIBO Page) or, if not available, in Bloomberg (BTMM Page), at around 11 am (London city time) the 2nd Working Day immediately before the Transferred Stock purchase agreement execution date by virtue of exercising the Sales Option. In all cases, the resulting LIBOR rate shall be rounded up until the immediately following whole multiple of a sixteenth of a percentage point (1/16 of 1%).
30) “Losses” has the meaning provided in Clause 6.1.1.
31) “Material Adverse Effect” means any change, effect, fact, circumstance or event that, individually or jointly considered with the other changes, effects, facts, circumstances or events that took place before the determined date of the material adverse effect, is or is susceptible to be significantly adverse for the assets or financial situation, or results of the Companies transactions. It is provided that if the Companies have a Loss under US$5,000,000 (Dollars five million) it shall not be deemed a Material Adverse Effect. It is also provided that the effects of changes caused by or related to the following points do not constitute Material Adverse Effects: (i) global economy or capital markets in general, (ii) general changes in the conditions of industries in which the Companies commercially operate when they are not changes in the legal framework, or (iii) performance of the transactions herein contained.
32) “Notices” has the meaning provided in Clause 8.2.
33) “Oil and Gas Assets” means (a) Hydrocarbon Concessions, Export Permits and other Oil Contracts, (b) Tangible Goods, and (c) Stock.
34) “Oil Contracts” has the meaning provided in Clause 3.15.
35) “Party” means indistinctly Seller or Purchaser and “Parties” includes both Seller and Purchaser.
36) “Payment Date of the Price” conveys the meaning provided in Clause 5.3(b) of the Agreement.
37) “PEP” means Petrobras Energía Perú S.A., a company duly organized under the laws of the Republic of Peru, with legal domicile at Amador Marino Reyna 285, 5th floor, suite 501, Lima, Republic of Peru.
38) “PESA” has the meaning provided in the introductory paragraph of the Agreement.
39) “PEV” means Petrobras Energía Venezuela S.A., a company duly organized under the laws of the Bolivarian Republic of Venezuela, with legal domicile at Avenida Venezuela, Torre Lamaletto, 8th floor, Urb. El Rosal, Caracas 1060, Bolivarian Republic of Venezuela.
40) “PIBBV” has the meaning provided in the introductory paragraph of the Agreement.

41) “Purchase Price” has the meaning provided in Clause 2.2(a).
42) “Purchaser” has the meaning provided in the introductory paragraph of the Agreement.
43) “Right of First Refusal” means a first refusal, preference or similar right by virtue of which a third party is entitled to totally or partially acquire or purchase the Oil and Gas Assets after having agreed with the Companies to sell or to have sold the Transferred Stocks in accordance with the present.
44) “Royalty” means any payment attributable to Hydrocarbons production required by an Oil Contract or applicable law, including all interests, sanctions and additional amounts applied in relation with such amounts.
45) “Seller” has the meaning provided in the introductory paragraph of the Agreement.
46) “Shareholders Agreement” means the shareholders agreement to be executed in the Closing between Seller and Purchaser, which form is attached herein as Annex B.
47) “Spain” means Kingdom of Spain.
48) “Stock” means all marketable liquid Hydrocarbons produced from Oil and Gas Assets or attributable to them, which are in pipelines, trucks, ships, oil tankers or stored as at the Execution Date, as well as all gaseous Hydrocarbons produced from Oil and Gas Assets or attributable to them, which are in pipelines or storage facilities as at the Execution Date.
49) “Stocks” has the meaning provided in the Whereas Clause (II) of the Agreement.
50) “Tangible Goods” means depreciable tangible equipment and facilities used for Hydrocarbon production in Hydrocarbon Concession blocks or for dehydration; processing; collection; treatment; measurement; storage or transportation of such Hydrocarbons; including gas plants; oil batteries; buildings; compressors; production equipment; active, inactive or dismantled pipelines; wellheads; collecting pipes; pipelines connections; meters; generators; engines; compressors; purifiers; dehydrators; water purifiers; separators; pumps; pumping units; tanks; boilers and communication equipment.
51) “Tax” or “Taxes” has the meaning provided in Clause 3.10(b).
52) “To the best knowledge and belief of the Seller” or other related term means according to the knowledge of the Seller or any officer or employee of the Seller responsible for the specific issue. Such officer or employee actually has the knowledge, had it in the past or should reasonably have it from the normal performance of his functions after carrying out the reasonable findings regarding the specific issue.
53) “Transferred Stock” has the meaning provided in Clause 2.1(a).
54) “US$” or “American Dollars” means United States dollars or any other currency that can replace it as legal currency of the United States of America in the future.
55) “Working Day” means any day except Saturday, Sunday or a day in which the banks of Buenos Aires, Rio de Janeiro, Madrid, Amsterdam and New York are authorized or obliged by law or executive decree to be closed.